Exhibit 99.1

City of Port Alberni and Catalyst Paper finalize agreement for wastewater treatment facility & land

PORT ALBERNI, BC, Sept. 30, 2013 /CNW/ - The City of Alberni's purchase of Catalyst's wastewater treatment facility and additional lands completed as scheduled on September 30th, 2013 in accordance with the formal agreements endorsed by Council for the City and Catalyst. To mark the successful close of the transaction the presentation of a cheque representing the initial payment of $5 million will be presented by Mayor John Douglas to Catalyst CEO Joe Nemeth, at Port Alberni's Catalyst mill site on October 2nd, 2013. The remaining $750,000 will be payable on the first anniversary of the closing date.

With the agreements in place the City will now finalize and be eligible to draw on the $11.2 million grant provided by the federal government in 2012 to integrate Catalyst's lagoon with the City's wastewater treatment infrastructure and improve the City's compliance with the BC Municipal Sewage Regulations and new Federal Regulations.

As part of the agreement, Catalyst has committed to accept sludge from the lagoon at no additional cost to the City prior to renovations beginning.  As well, the City will provide tax certainty to Catalyst at 2012 levels for five years.

Also included with the agreement are land and a road dedication to enable the City to pursue the development of an industrial road along the waterfront.  The acquired land runs from the Redford Street entrance to the Catalyst Paper mill to the existing Harbour Road intersection with Argyle Street.

Mayor John Douglas acknowledged the cooperative efforts between the City and Catalyst in reaching this agreement and said "this is a major step forward for the City in reaching key strategic priorities identified by Council.  Our wastewater treatment system will receive significant upgrades increasing capacity and improving water quality in the Alberni Harbour and Somass Estuary".  He further added "a new industrial road has been a priority for the community for many years and I am excited by the opportunities this brings to increase the livability of our City".

"We are pleased to arrive at the final stages of this jointly beneficial agreement," says Catalyst President and CEO Joe Nemeth. "This transaction represents a mutual investment in community prosperity and continued cooperation between community and our industry. It addresses the City's need for infrastructure while enabling Catalyst to focus on core operations."

In attendance at the cheque presentation on October 2nd at 3 p.m. on-site at Catalyst's mill will be City of Port Alberni Mayor, John Douglas and members of City Council; City Manager, Ken Watson; Catalyst President and CEO Joe Nemeth; Catalyst General Counsel David Adderley and Catalyst Port Alberni mill General Manager Fred Chinn.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills in British Columbia, Catalyst has a combined annual product capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia and its common shares trade on the Toronto Exchange under the symbol CYT. Catalyst Paper is ranked by Corporate Knights Inc. as one of the 50 Best Corporate Citizens in Canada.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Mayor John Douglas
City of Port Alberni
250-735-7177

Ken Watson, City Manager
City of Port Alberni
250-720-2824

Lyn Brown, Vice President Marketing &
Corporate Responsibility
Catalyst Paper
604-247-4713

Fred Chinn, General Manager,
Port Alberni Division
Catalyst Paper
250-724-7472

Brian Baarda, Vice President, Finance &
Chief Financial Officer
Catalyst Paper
604-247-4710

CO: Catalyst Paper Corporation

CNW 18:38e 30-SEP-13